Exhibit 99.1

Nimble Storage, Inc.

Equity FAQs

Hewlett Packard Enterprise Company (“HPE”) and Nimble Storage, Inc. (“Nimble”) have entered into an agreement and plan of merger dated March 6, 2017 (the “merger agreement”). Pursuant to the terms and conditions in the merger agreement, HPE will acquire Nimble through a two-step process, the first step of which is called a “tender offer”, which is an offer by HPE directly to Nimble’s stockholders to acquire all outstanding shares of Nimble common stock for $12.50 per share. If the tender offer is successfully completed, the second step of the process is the merger of a subsidiary of HPE with and into Nimble after which Nimble will be a wholly owned subsidiary of HPE. The second step merger will occur immediately following the completion of the tender offer and in this merger, all remaining Nimble shares will be acquired by HPE for the same $12.50 per share price.

The following FAQs address the impact of the acquisition on any shares of Nimble common stock you may own and on your outstanding Nimble equity awards, including any unvested shares you previously acquired by early exercising your Nimble stock options. We do not know exactly when the transaction will be completed (the “Closing”), but we expect it to occur in April 2017. Completion of the transaction is subject to a number of conditions and there is no guarantee that the Closing will occur. These FAQs are intended to be a high-level summary only and do not alter terms of our equity plans, your equity award agreement(s) or the terms of the merger agreement, which will govern the treatment of your awards.

These FAQs do not provide tax advice and any descriptions regarding the treatment of your Nimble equity award or how the treatment will be characterized for tax purposes are provided solely for general information purposes. Please consult your own tax advisor as to the specific tax implications to you, including the applicability and effect of federal, state, local and foreign tax laws.

Nimble equity awards held by employees in certain jurisdictions outside the United States may, in the discretion of HPE, be treated differently than described in these FAQs in order to address tax and regulatory issues in such jurisdictions.

Further details about the treatment of your equity awards will be included in the tender offer materials that will be available when HPE launches the tender offer (which will be within 10 business days after March 6, 2017).

Outstanding Nimble Common Stock

1.	What is the exact process of tendering my shares in order to receive cash?

You will be able to tender your shares of Nimble common stock once HPE commences the tender offer, which will be within 10 business days of March 6, 2017. The tender offer will remain open for an initial period of 20 business days.

Further details and instructions on how to tender your shares will be included in the tender offer materials that will be available when HPE launches the tender offer. These materials will include the contact information for an information agent that can assist you with the process.

If you have vested but unexercised Nimble options, you cannot tender the shares underlying the options in the tender offer unless you first exercise the options in accordance with their terms. If you do not exercise your vested options prior to the Closing, they will be automatically converted into the right to receive cash based on the per share price of 12.50 that will be paid to Nimble stockholders (the “Offer Price”) less your exercise price unless they expire prior to the Closing or are “under-water” (see FAQ 3.c.).

If you hold unvested shares of Nimble common stock as a result of an early exercise of Nimble stock options, you cannot tender these shares (see FAQ 5).

2.	When will I receive payment for my tendered shares?

HPE will commence the tender offer within 10 business days of March 6, 2017. The tender offer will initially be open for 20 business days. HPE may extend the offer period under certain circumstances specified in the merger agreement.

If more than 50% of the outstanding shares held by our shareholders is tendered before the offer expires, HPE will accept the tendered shares and, within 3 business days after the offer has expired, pay you for any of the shares you properly tendered (without interest and minus applicable withholding taxes).

The availability of the payment in your Charles Schwab account may take longer than 3 days. If you have transferred your shares to another broker, your payment will go to that account, and the availability of the payment in that account may take longer than 3 days.

The completion of the transaction is subject to a number of conditions, some of which are beyond our control. Unless these conditions are satisfied and the tender offer is consummated, no payment will be made with respect to any shares or any of the equity awards discussed in this FAQ.

Outstanding Nimble Equity Awards

3.	What effect does the acquisition have on my Nimble stock options?

a.	Vested Options: At the Closing, your outstanding, vested and unexercised stock options will automatically be cancelled and you will receive a cash payment. This “cash-out amount” is the difference between the Offer Price and the exercise price of your vested options, less applicable tax withholdings.

For example, if you hold a fully vested outstanding and unexercised option to purchase 1,000 shares of Nimble common stock with an exercise price of $3.15 per share, then at the closing you will receive the following cash payment:

Cash-out amount = $9,350 (1,000 shares × ($12.50-$3.15)), less applicable tax withholdings.

If your vested and exercisable Nimble stock option will expire by its terms before the Closing, you must exercise it before the Closing (and before the exercise freeze described in FAQ 15 below) to receive any value for this award.

b.	Unvested Options: At the Closing, your outstanding unvested and unexercised stock options will be converted into options to purchase HPE common stock, with the same vesting schedule, expiration date, and other terms and conditions as your Nimble stock options. The number of HPE shares subject to the converted stock options, and the exercise price of those stock options, will be determined by an “exchange ratio” that is intended to give you HPE stock options with an in-the-money value immediately after the Closing that is substantially the same as the in-the-money value of your Nimble stock options immediately before the Closing. For more information on the exchange ratio, see FAQ 7.

c.	“Under Water Options”: At the Closing, any stock option, whether vested or unvested, with an exercise price greater than or equal to the Offer Price will automatically be cancelled without any consideration and will not be converted into a HPE stock option.

4.	What effect does the acquisition have on my Nimble RSUs?

At the Closing, your unvested Nimble restricted stock units (“RSUs”) that are outstanding immediately prior to the Closing will be converted into HPE RSUs relating to HPE common stock that have the same vesting schedule and other terms and conditions of your Nimble RSUs, except that the number of RSUs will be adjusted by an “exchange ratio” that is intended to give you HPE RSUs with an economic value immediately after the Closing that is substantially the same as the economic value of your unvested Nimble RSUs immediately before the Closing. For more information on the exchange ratio, see FAQ 7.

For example, assume you hold an unvested Nimble RSU award relating to 1,000 shares of Nimble common stock immediately before the Closing. Also assume an exchange ratio of 0.5434 (for illustrative purposes only). When your unvested Nimble RSUs are converted into HPE RSUs, the number of RSUs will be adjusted as follows:

1,000 (RSUs) X 0.5434 (the exchange ratio) = 543.4 (HPE RSUs)

In this example, your Nimble RSUs relating to 1,000 shares of Nimble common stock will be converted into HPE RSUs relating to 543 shares of HPE common stock because the number of HPE shares will be rounded to the nearest whole number, which results in rounding down in this example.

5.	What effect does the acquisition have on my unvested early exercised option shares of Nimble common stock?

At the Closing, if you hold unvested shares of Nimble common stock as a result of an early exercise of Nimble stock options, your unvested shares will be converted into an unvested right to receive cash. The cash payment will follow the same vesting schedule and other terms and conditions of your Nimble option agreement. Therefore, on each vesting date, you will receive the amount equal to the Offer Price multiplied by the number of shares of Nimble common stock vesting on such date, as long as you have continued employment through such vesting date. These amounts paid will be subject to all applicable tax withholdings.

For example, if you hold 1,000 shares of unvested Nimble common stock immediately before Closing, and those shares vest quarterly over two years, you would receive the following cash payment each quarter, subject to your continued employment or service:

Quarterly award amount = $1,562.50 (1,000 shares × $12.50/8). Each quarterly payment amount will be reduced for applicable tax withholdings.

6.	What effect does the acquisition have on the Employee Stock Purchase Plan (ESPP)?

When the offering period that started March 10, 2015 concludes on March 9, 2017, the outstanding purchase rights for such period will be exercised. Each of the other current offering periods (i.e., the periods that started September 10, 2015, March 10, 2016, and September 10, 2016) will be terminated early and the final purchase and issuance of shares for such offering periods, based on the terms of the ESPP, will occur no later than one business day prior to the Closing. Upon completion of that purchase, all offering periods will terminate, and the ESPP plan will be terminated at the Closing as provided in the ESPP.

Any of your accrued payroll deductions that are not used to purchase shares will be returned to you at or promptly following the Closing.

No new offering period will begin prior to the Closing. The offering period scheduled to begin on March 10, 2017 will be cancelled, and no new participants will be permitted to join the ESPP. This means that all current participants who have elected to “discontinue and re-enroll” during the 2017 open enrollment period, participants currently enrolled in the March 10, 2015 offering period and new participants who enrolled for the March 10, 2017 offering period, will not be permitted to participate in the ESPP. In addition, current participants may not increase their current payroll deductions. Increases in contribution rate made during the 2017 open enrollment period will not take effect.

The ESPP is offered voluntarily by Nimble. As part of your participation in the ESPP, you may recall completing an enrollment form. The terms and conditions contained in that form provide that Nimble may, at any time, amend, suspend, or terminate the ESPP, to the extent permitted in the ESPP. Since the Company’s shares will no longer be publicly traded after the Closing, Nimble will exercise its right to terminate the offering of the ESPP, as explained above.

7.	How is the exchange ratio determined?

The exchange ratio will be determined by dividing the Offer Price by the volume weighted average price of HPE common stock on the New York Stock Exchange for the 10 consecutive trading days beginning with the opening of trading on the 11th trading day prior to the date of Closing and ending on, and including, the second-to-last trading day prior to the date of Closing.

8.	If my employment or service is terminated or if I resign prior to the Closing, what happens to my outstanding equity awards?

a.	Options: Unvested options generally will be cancelled or forfeited on your termination date.

You generally will have up to 3 months following your termination date (or a longer period as provided in your option agreement in the case of a termination due to your death or disability) to exercise your vested options. However, if your Nimble stock options are vested, outstanding and unexercised immediately prior to the Closing they generally will be cancelled and paid out in cash. (See FAQ 3.a.)

If your vested and exercisable Nimble stock option will expire by its terms before the Closing, you must exercise this stock option before the Closing (and before the exercise freeze described in FAQ 15 below) to receive any value for this award. See FAQ 16 below for further details.

b.	RSUs: All RSUs will be cancelled on your termination date unless otherwise provided in your award agreement.

c.	Unvested early exercised option shares: All unvested shares resulting from the early exercise of a stock option will be repurchased and cancelled on your termination date unless otherwise provided in your award agreement.

9.	How and when will the cash payment for my Nimble equity awards be handled?

The cash payment for your Nimble stock options is expected to be made through payroll within 5 business days after the Closing.

10.	Will taxes be deducted from the cash payments for my Nimble equity awards?

Yes. Applicable taxes (including social insurance and other similar contributions, where applicable) will be withheld and the taxable value will be reported as required by your local country requirements. Please note the tax treatment and applicable withholding requirements related to the cash payments may be different from the treatment and requirements that would have applied had you exercised the options (or vested in the shares, in the case of cash payments received in connection with your unvested shares acquired upon early exercise of your options).

11.	Will the conversion of my Nimble equity awards to HPE equity awards be a taxable event?

In the U.S. and most jurisdictions, the conversion of your Nimble equity awards to HPE equity awards will not be a taxable event. In a few jurisdictions, there may be a risk that the tax authorities will view the conversion as a taxable event. All equity award holders should seek their own personal tax advice as to the tax treatment of their awards as a result of the conversion.

12.	What documentation will I receive to evidence my Nimble equity awards that are converted into HPE equity awards?

After the Closing, you will receive a notice from HPE regarding your converted HPE equity awards. You will not receive new award agreement(s). Each converted equity award will continue to be governed by the equity incentive plan and the award agreement under which it was originally granted, except as modified by the terms of the merger agreement.

13.	Will the vesting of my Nimble equity awards be accelerated?

The vesting of your Nimble equity awards generally will not accelerate because of the acquisition. Any rights to acceleration that apply to your Nimble options and RSUs in the event of your qualifying termination of employment after the Closing will continue to apply to your converted HPE options and RSUs.

14.	Do I have a choice on when the cash out amounts will be paid on any vested Nimble stock options that are cashed out as described under FAQ 3.a.?

No, the treatment of Nimble equity awards is automatic.

Exercise of Nimble Stock Options

15.	Will a stock option exercise freeze go into effect at or near the Closing?

Yes, Nimble expects to freeze stock option exercises beginning approximately one week prior to the anticipated Closing. This freeze enables Nimble to prepare for the option cash-outs to occur at the Closing. If you wish to exercise your vested Nimble stock options prior to the Closing, you must do so before the freeze goes into effect. We will provide additional details once the date of Closing is finalized.

16.	Do I have to exercise my vested Nimble stock options prior to the Closing?

No. Unless your stock options expire before the Closing, your vested Nimble stock options will be cancelled in exchange for a cash payment (see FAQ 3.a.) if you do not exercise them prior to the Closing.

You should note that the tax and social insurance contribution treatment of receiving a cash payment described in FAQ 3.a. may be different from the tax and social insurance contribution treatment of exercising your stock options. You should speak to your personal tax advisor about whether it makes sense to exercise your Nimble stock options prior to the Closing or wait until they are cashed out at the Closing.

However, if your vested and exercisable Nimble stock option will expire by its terms before the Closing, you must exercise these stock options before Closing (and prior to the exercise freeze period and before the stock option expires by its terms) to receive any value for this award. We expect the freeze will commence approximately one week prior to the anticipated Closing.

17.	If I exercise my vested Nimble stock options prior to the Closing, what will be the fair market value of the Nimble shares that I receive for tax purposes?

The fair market value that will be used for tax reporting purposes will be the closing trading price of Nimble common stock on the date of exercise.

18.	How do I exercise my Nimble stock options prior to the Closing?

You would exercise your Nimble stock options online through your Charles Schwab account.

19.	What are the tax consequences of exercising my Nimble stock options?

The tax treatment upon exercise of your Nimble stock options will depend on the tax laws and regulations in the country(ies) in which you are subject to tax. Please refer to the prospectus previously delivered to you in connection with the grant of your stock options for more information about potential tax consequences of exercising Nimble stock options.

20.	What is the process to exercise my Nimble stock options after they are converted to HPE stock options?

HPE uses Merrill Lynch to assist employees with the exercise of vested HPE stock options. Additional details and documentation will be provided once we have more information.

Miscellaneous

21.	May I purchase shares of Nimble or HPE stock prior to the Closing?

Pursuant to our insider trading policy and federal law, you may only purchase shares of Nimble or HPE when you do not possess any material non-public information about Nimble or HPE at the time you intend to trade. In addition, pursuant to our insider trading policy you may only purchase or sell Nimble shares during an open trading window and, if you are on the Access List, you must obtain approval from the Compliance Officer prior to trading. Please contact stockadmin@nimblestorage.com if you have any questions.

22.	When will Nimble have stock sessions to discuss this FAQ?

March 14, 2017 at 12:30 PST.

23.	Who can I contact for equity questions not covered in this FAQ?

Please contact stockadmin@nimblestorage.com.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Nimble Storage common stock (the “Offer”) has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that HPE and a subsidiary of HPE (“Merger Sub”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, HPE and Merger Sub will file tender offer materials on Schedule TO, and thereafter Nimble Storage will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Nimble Storage’s common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by directing a written request to Nimble Storage, Inc., 211 River Oaks Parkway, San Jose, California 95134, Attn: Investor Relations, or by telephone at (408) 514-3475.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, HPE and Nimble Storage file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by HPE or Nimble Storage at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. HPE’s and Nimble Storage’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Nimble Storage and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the merger and the other transactions contemplated by the definitive agreement relating to the acquisition of Nimble Storage by HPE; the expected timing of the completion of the Offer and the merger; the ability of HPE, Merger Sub and Nimble Storage to complete the Offer and the merger considering the various conditions to the Offer and the merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the merger may not be timely completed, if at all; that, prior to the completion of the transaction, Nimble Storage’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in Nimble Storage’s SEC reports, including but not limited to the risks described in Nimble Storage’s Annual Report on Form 10-K for its fiscal year ended January 31, 2016. Nimble Storage assumes no obligation and does not intend to update these forward-looking statements.